UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Morrison Street Income Fund, LLC

Address of Principal Business Office:

4949 Meadows Road, Suite 490

Lake Oswego, OR 97035

Telephone Number (including area code): (503) 952-0700

Name and Address of Agent for Service of Process:

Marcus Parker

Morrison Street Income Fund, LLC

4949 Meadows Road, Suite 490

Lake Oswego, OR 97035

With Copies to:

Jon S. Rand

Stephen T. Cohen

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A: Yes ☒ No ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of Lake Oswego and the State of Oregon on the 27th day of December, 2022.

Morrison Street Income Fund, LLC

By:	/s/ Rance S. Gregory
Name: Rance S. Gregory
Title: Sole Initial Director

Attest:	/s/ Marcus Parker
Name: Marcus Parker
Title: Witness